As filed with the Securities and Exchange Commission on December 28, 2018

Securities Act File No. 333-225796

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

BLACKROCK FINANCIAL INSTITUTIONS

SERIES TRUST

(Exact Name of Registrant as Specified in the Charter)

100 Bellevue Parkway

Wilmington, Delaware 19809

(Address of Principal Executive Offices)

Registrant’s Telephone Number: (800) 441-7762

John M. Perlowski

BLACKROCK FINANCIAL INSTITUTIONS SERIES TRUST

55 East 52nd Street

New York, New York 10055

United States of America

(Name and Address of Agent for Service)

Copies to:

Frank P. Bruno, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019	Benjamin Archibald, Esq. BlackRock Advisors, LLC 55 East 52nd Street New York, New York 10055

This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act of 1933 and will be effective upon filing.

Title of securities being registered: Shares of beneficial interest, par value $0.10 per shares.

Calculation of Registration Fee under the Securities Act of 1933: No filing fee is required because of reliance on Section 24(f) and Rule 24f-2 under the Investment Company Act of 1940.

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-225796) (the “N-14 Registration Statement”) consists of the following:

1.	Facing Sheet.

2.	Part C Information.

3.	Exhibits.

Parts A and B to the N-14 Registration Statement are unchanged from the Combined Prospectus/Proxy Statement filed on August 14, 2018 pursuant to Rule 497 under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Dechert LLP, tax counsel for the Registrant, as Exhibit 12 to the N-14 Registration Statement. The tax opinion relates to the reorganization of State Farm Money Market Fund, a series of State Farm Mutual Fund Trust, into BlackRock Summit Cash Reserves Fund, a series of BlackRock Financial Institutions Series Trust.

C-1

BLACKROCK SUMMIT CASH RESERVES FUND OF

BLACKROCK FINANCIAL INSTITUTIONS SERIES TRUST

PART C. OTHER INFORMATION

Item 15. Indemnification.

Reference is made to Section 5.3 of the Registrant’s Declaration of Trust and Section 9 of the Distribution Agreement.

Section 5.3 of the Registrant’s Declaration of Trust provides as follows:

“The Trust shall indemnify each of its Trustees, officers, employees, and agents (including persons who serve at its request as directors, officers or trustees of another organization in which it has any interest as a shareholder, creditor or otherwise) against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while in office or thereafter, by reason of his being or having been such a trustee, officer, employee or agent, except with respect to any matters as to which he shall have been adjudicated to have acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties; provided, however, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless the Trust shall have received a written opinion from independent legal counsel approved by the Trustee to the effect that if either the matter of willful misfeasance, gross negligence or reckless disregard of duty, or the matter of good faith and reasonable belief as to the best interests of the Trust, had been adjudicated, it would have been adjudicated in favor of such person. The rights accruing to any person under these provisions shall not exclude any other right to which he may be lawfully entitled; provided that no Person may satisfy any right of indemnity or reimbursement granted herein or in Section 5.1 or to which he may be otherwise entitled except out of the property of the Trust, and no Shareholder shall be personally liable to any person with respect to any claim for indemnity or reimbursement or otherwise. The Trustees may make advance payments in connection with indemnification under this Section 5.3, provided that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that he is not entitled to such indemnification.”

Article IV Section 2(d) of the Registrant’s By-Laws provides as follows:

“The Fund shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder, to the full extent permitted under applicable law, only if the Fund receives a written undertaking by the Indemnitee to reimburse the Fund if it shall ultimately be determined that the standards of conduct necessary for indemnification have not been met. In addition, at least one of the following conditions must be met: (i) the Indemnitee shall provide adequate security for his or her undertaking, (ii) the Fund shall be insured against losses arising by reason of any lawful advances or (iii) a majority of a quorum of the Independent Non-Party Directors, or if such quorum is not obtainable or even if obtainable, if a majority vote of such quorum so direct, Special Counsel in a written opinion, shall conclude based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the Indemnitee ultimately will be found entitled to Indemnification.”

In Section 9 of the Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

Exhibit Number	Description

1(a)	— Declaration of Trust of BlackRock Summit Cash Reserves Fund of BlackRock Financial Institutions Series Trust (the “Registrant”), dated July 10, 1987.(a)

(b)	— Instrument establishing Summit Cash Reserves Fund (the “Fund”) as a series of the Registrant.(a)

(c)	— Certificate of Amendment to Declaration of Trust and Establishment and Designation of Classes.(b)

(d)	— Certification of Amendment to Declaration of Trust dated April 29, 2002.(i)

(e)	— Form of Articles of Amendment changing name of the Fund to BlackRock Summit Cash Reserves Fund and the name of the Trust to BlackRock Financial Institutions Series Trust.(l)

(f)	— Form of Articles of Amendment Reclassifying Shares of Authorized Capital Stock.(l)

(g)	— Establishment and Designation of Classes dated June 12, 2018.(q)

2	— Amended and Restated By-Laws of the Registrant.(e)

3	— None.

4	— Form of Agreement and Plan of Reorganization is included in Appendix II to the Combined Prospectus/Proxy Statement.

5	— Portions of the Declaration of Trust, Establishment and Designation and By-Laws of the Registrant defining the rights of holders of the Fund as a series of the Registrant.(c)

6	— Form of Investment Management Agreement between the Registrant and BlackRock Advisors, LLC (the “Manager”).(l)

7	— Form of Distribution Agreement between the Registrant and BlackRock Investments, LLC (“BRIL” or the “Distributor”).(o)

8	— None.

9	— Form of Custody Agreement between the Registrant and State Street Bank and Trust Company.(f)

10(a)	— Investor B Shares Distribution Plan.(j)

(b)	— Investor C Shares Distribution Plan.(q)

(c)	— Amended and Restated Plan pursuant to Rule 18f-3.(k)

11	— Opinion of Morgan, Lewis & Bockius LLP as to the legality of the securities being registered.(r)

12	— Opinion of Dechert LLP supporting the tax matters and consequences to shareholders discussed in the Combined Prospectus/Proxy Statement.*

Exhibit Number	Description

13(a)	— Form of Transfer Agency and Shareholder Services Agreement between Registrant and BNY Mellon Investment Servicing (US) Inc.(m)

(b)	— Form of Administrative Services Agreement between the Registrant and State Street Bank and Trust Company.(h)

(c)	— Form of Shareholders’ Administrative Services Agreement between the Registrant and the Manager.(n)

(d)	— Form of Third Amended and Restated Securities Lending Agency Agreement between the Registrant and BlackRock Investment Management, LLC.(g)

(e)	— Form of Amended Accounting Support Services Agreement between the Registrant and BlackRock Advisors, LLC.(d)

14(a)	— Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for State Farm Money Market Fund.(r)

14(b)	— Consent of Deloitte & Touche LLP, independent registered public accounting firm for BlackRock Summit Cash Reserves Fund.(r)

15	— None.

16(a)

—  Power of Attorney, dated November 10, 2017, for Susan J. Carter, Collette Chilton, Neil A. Cotty, Rodney D. Johnson, Cynthia A. Montgomery, Joseph P. Platt, Robert C. Robb, Jr., Mark Stalnecker, Kenneth L. Urish, Claire A. Walton, Frederick W. Winter and John M. Perlowski.(p)

(b)	— Power of Attorney, dated February 22, 2018, for Robert Fairbairn.(p)

17	— None.

*	Filed herewith.
(a)

Refiled on September 27, 1995 as an Exhibit to Post-Effective Amendment No. 14 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (File No. 2-78646) (the “Registration Statement”).

(b)	Filed on July 31, 1998 as an Exhibit to Post-Effective Amendment No. 17 to the Registration Statement.
(c)

Reference is made to Article II, Section 2.3 and Articles V, VI, VIII, IX, X and XI of the Registrant’s Declaration of Trust and to the Certificate of Amendment to the Declaration of Trust and Establishment and Designation of Classes, previously filed as Exhibit 1 to the Registration Statement; and to Article I, Article II (Sections 2-4), Article IV (Section 1), Article V and Article VI of the Registrant’s Amended and Restated By-Laws, incorporated by reference to Exhibit 2 to the Registration Statement.

(d)

Incorporated by reference to Exhibit 8(g) to Post-Effective Amendment No. 37 to the Registration Statement on Form N-1A of BlackRock Natural Resources Trust (File No. 2-97095) filed on November 24, 2015.

(e)

Incorporated by reference to Exhibit 2 to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A of Ready Assets U.S. Treasury Money Fund (formerly known as Merrill Lynch U.S. Treasury Money Fund) (File No. 33-37537), filed on March 30, 2009.

(f)

Incorporated by reference to Exhibit 7 to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A of Merrill Lynch Maryland Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust (File No. 33-49873), filed on October 30, 2001.

(g)

Incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 41 of the Registration Statement on Form N-1A of BlackRock California Municipal Opportunities Fund of BlackRock California Municipal Series Trust (File No. 2-96581), filed on January 26, 2015.

(h)

Incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A of BlackRock Focus Growth Fund, Inc. (formerly known as Merrill Lynch Focus Twenty Fund, Inc.) (File No. 333-89775), filed on March 20, 2001.

(i)	Filed on August 23, 2002 as an Exhibit to Post-Effective Amendment No. 22 to the Registration Statement.
(j)	Filed on August 28, 2009 as Exhibit 13 to Post-Effective Amendment No. 29 to the Registration Statement.

(k)	Incorporated by reference to Exhibit 14 of Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A of Managed Account Series (File No. 333-124463), filed November 30, 2018.
(l)	Filed on September 21, 2006 as an Exhibit to Post-Effective Amendment No. 26 to the Registration Statement.
(m)	Incorporated by reference to Exhibit 8(a) to Post-Effective Amendment No. 48 to the Registration Statement on Form N-1A of BlackRock Series Fund, Inc. (File No. 2-69062), filed on April 18, 2014.
(n)

Incorporated by reference to Exhibit 8(c) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A of BlackRock Latin America Fund, Inc. (File No. 33-41622), filed on March 28, 2008.

(o)

Incorporated by reference to Exhibit 5(a) to Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A of BlackRock Emerging Markets Fund, Inc.(f/k/a BlackRock Global Emerging Markets Fund, Inc.) (File No. 33-28248), filed on October 28, 2008.

(p)	Filed on June 21, 2018 as an Exhibit to the Registration Statement on Form N-14.
(q)	Filed on July 27, 2018 as an Exhibit to Post-Effective Amendment No. 60 to the Registration Statement.
(r)	Filed on August 13, 2018 as an Exhibit to the Registration Statement on Form N-14.

Item 17. Undertakings.

(1)

The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933 the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on December 28, 2018.

BLACKROCK SUMMIT CASH RESERVES FUND OF BLACKROCK FINANCIAL INSTITUTIONS SERIES TRUST (REGISTRANT)

By:	/S/ JOHN M. PERLOWSKI
(John M. Perlowski, President and Chief Executive Officer)

As required by the Securities Act of 1933, this Post-Effective Amendment to its Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOHN M. PERLOWSKI	Trustee, President and Chief Executive Officer (Principal Executive Officer)	December 28, 2018
(John M. Perlowski)

/S/ NEAL J. ANDREWS	Chief Financial Officer (Principal Financial and Accounting Officer)	December 28, 2018
(Neal J. Andrews)

SUSAN J. CARTER*	Trustee
(Susan J. Carter)

COLLETTE CHILTON*	Trustee
(Collette Chilton)

NEIL A. COTTY*	Trustee
(Neil A. Cotty)

RODNEY D. JOHNSON*	Trustee
(Rodney D. Johnson)

CYNTHIA A. MONTGOMERY*	Trustee
(Cynthia A. Montgomery)

JOSEPH P. PLATT*	Trustee
(Joseph P. Platt)

ROBERT C. ROBB, JR.*	Trustee
(Robert C. Robb, Jr.)

MARK STALNECKER*	Trustee
(Mark Stalnecker)

KENNETH L. URISH*	Trustee
(Kenneth L. Urish)

Signature	Title	Date

CLAIRE A. WALTON*	Trustee
(Claire A. Walton)

FREDERICK W. WINTER*	Trustee
(Frederick W. Winter)

ROBERT FAIRBAIRN*	Trustee
(Robert Fairbairn)

*By:	/S/ BENJAMIN ARCHIBALD	December 28, 2018
(Benjamin Archibald, Attorney-In-Fact)

EXHIBIT INDEX

Exhibit Number	Description

12	Opinion of Dechert LLP supporting the tax matters and consequences to shareholders discussed in the Combined Prospectus/Proxy Statement.